No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(d) OF THE
INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER
TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTION 17(d) AND RULE 17d-l THEREUNDER

ARCA U.S. TREASURY FUND
ARCA CAPITAL MANAGEMENT, LLC

ARCA INVESTMENT MANAGEMENT, LLC

ARCA LABS, LLC

PRAESIDIUM PARTNERS, INC.

4551 Glencoe Avenue
Marina Del Rey, California 90292

ARCA ENDEAVOR FUND LP

 ARCA NFT FUND LP

ARCA ACCREDITED INVESTOR BITCOIN tRUST

ARCA DIGITAL ASSETS FUND lp

4551 Glencoe Avenue
Marina Del Rey, California 90292

ARCA DIGITAL ASSETS FUND INTERNATIONAL, lTD.

ARCA NFT INTERNATIONAL FUND, lTD.
Craigmuir Chambers, P.O. Box 71
Road Town, Tortola
British Virgin Islands, 1110

ARCA INSURANCE COMPANY LIMITED

Rosebank Centre, 5th Floor
11 Bermudiana Road
Pembroke, HM 08 Bermuda

All Communications, Notices and Orders to:

Phil Liu, Esq.
Deborah Djeu, Esq.
Arca Capital Management, LLC

4551 Glencoe Avenue
Marina Del Rey, California 90292

Jerald David
Arca U.S. Treasury Fund
4551 Glencoe Avenue

Marina Del Rey, California 90292

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Copies to:

Kelley A. Howes, Esq.
Morrison & Foerster LLP
370 17th Street, Suite 4200
Denver, Colorado 80202

303-592-2237

khowes@mofo.com

October 28th, 2022

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I.	INTRODUCTION

A.	Requested Relief

Arca U.S. Treasury Fund and the entities identified in section I.B. below, hereby request an order (the “Order”) pursuant to Section 17(d) of the Investment Company Act of 1940 (the “Act”)[1] and Rule 17d-1 thereunder[2] authorizing certain joint transactions that otherwise would be prohibited by Section 17(d) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow Regulated Funds and one or more Affiliated Funds (each as defined below), their affiliated investment advisers and principal underwriters (if any), and all affiliated persons of such investment advisers and principal underwriters (collectively, the “Companies”) to purchase fidelity bonds and/or directors and officers and errors and omissions (“D&O/E&O”) liability insurance from Arca Insurance Company Limited (the “Insurance Company”) and, for that purpose, to pay annual premiums (the “Joint Insurance Program”).

All existing entities that currently intend to rely on the Order have been named as Applicants (as defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth in this Application (the “Conditions”).

B.	Applicants Seeking Relief
•	Arca U.S. Treasury Fund (the “Existing Regulated Fund”), a Delaware statutory trust operating as a registered closed-end management investment company that operates as an interval fund;
•	Arca Capital Management, LLC (“ACM”), an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) that acts as the Existing Regulated Fund’s investment adviser, on behalf of itself and its successors;[3]
•	Arca Investment Management LLC (“AIM,” and together with ACM, the “Existing Advisers”), an investment adviser registered under the Advisers Act that acts as the investment adviser to each of the entities listed on Schedule A hereto;
•	The entities listed on Schedule A hereto, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act (the “Existing Affiliated Funds”);
•	Arca Labs, LLC (“Arca Labs”), the immediate parent company of ACM;
•	Praesidium Partners, Inc. ("Praesidium Partners") a privately-held holding company that is the immediate parent company of AIM and the indirect parent company of ACM; and
•	The entities listed on Schedule B hereto, each of which is a separate and distinct legal entity and each of which operates as the general partner of one or more of the Existing Affiliated Funds (the “Existing GPs,” and, together with the Existing Regulated Fund, the Existing Advisers, Arca Labs, Praesidium Partners and the Existing Affiliated Funds, the “Applicants”)

  C.        Defined Terms

“Affiliated Fund” means: (a) the Existing Affiliated Funds; (b) any Proprietary Account (as defined below); (c) any entity whose investment adviser is an Arca Adviser (as defined below) and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act; and (d) any pooled investment vehicle managed by an Arca GP (as defined below) that is privately offered or publicly offered pursuant to registration of its interests under the Securities Act of 1933, as amended (the “Securities Act”), that intends to participate in the Joint Insurance Program.

[1] Unless otherwise indicated, all section references herein are to the Act.

[2] Unless otherwise indicated, all rule references herein are to rules under the Act.

[3] The term successor, as applied to each Arca Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

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“Arca Adviser” means the Existing Advisers and any future investment adviser that: (i) controls, is controlled by or is under common control with the Existing Advisers; (ii)(a) is registered as an investment adviser under the Advisers Act or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by, or is under common control with, the Existing Advisers or (c) is an exempt reporting adviser pursuant to Rule 203(m) of the Advisers Act; and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Arca GPs” means the Existing GPs and any future general partner or managing member of an Affiliated Fund.

“Board” means, with respect to a Regulated Fund, the board of trustees (or the equivalent) of the applicable Regulated Fund.

“Future Regulated Fund” means a management investment company that is registered under the Act or has elected to be regulated as a business development company under the Act, whose investment adviser is an Arca Adviser.

“Independent Trustee” means a member of the Board of any Regulated Fund who is not an “interested person” as defined in Section 2(a)(19) of the Act.

“Proprietary Account” means any account of an Existing Adviser or its affiliates or any company that is a direct or an indirect, wholly- or majority-owned subsidiary of an Existing Adviser or its affiliates, which, from time to time, may hold various financial assets in a principal capacity.

“Regulated Funds” means the Existing Regulated Fund and any Future Regulated Funds.

II.	APPLICANTS

A.	The Existing Regulated Fund

The Existing Regulated Fund is a Delaware statutory trust organized on November 12, 2018. The Existing Regulated Fund filed its initial Form N-8A and Form N-2 with the Commission on November 9, 2018, and was declared effective by the Commission on July 6, 2020 (File Nos. 333-236320 and 811-23392). The Existing Regulated Fund is registered under the Act as a closed-end management investment company that operates as an interval fund[4] and issues its shares as digital securities (“ArCoins”), meaning the securities are uncertificated securities, the ownership and transfer of which are authenticated and recorded as ERC-20 compatible tokens on Ethereum, an electronic distributed ledger that is secured using cryptography (referred to as a “blockchain”). The Existing Regulated Fund has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986.

The Existing Regulated Fund’s business and affairs are managed under the direction of a Board, which has a majority of Independent Trustees. The Existing Regulated Fund’s Board has delegated daily management and investment authority to ACM pursuant to an investment advisory agreement. ACM also serves as the Existing Regulated Fund’s blockchain administrator under the terms of a Blockchain Administration Agreement, pursuant to which ACM is responsible for providing, or arranging for the provision of, development and administrative services necessary for the issuance of the Existing Regulated Fund’s shares as digital securities and the on-going maintenance and administration of such digital securities.

B.        The Existing Advisers

ACM is organized as a limited liability company under the laws of the state of Delaware and is registered with the Commission pursuant to Section 203 of the Advisers Act. ACM serves as the investment adviser to the

[4] The Existing Regulated Fund makes a monthly repurchase offer for between 5% and 25% of its then outstanding shares pursuant to exemptive relief granted under Section 23(c)(3) of the Act and Rule 23c-3 thereunder. See In the Matter of Arca U.S. Treasury Fund and Arca Capital Management, LLC (File No. 812- 15145), Investment Company Release Nos. 34026 (Sept. 24, 2020) (Notice) and 34055 (Oct. 20, 2020) (Order).

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Existing Regulated Fund pursuant to an Investment Advisory Agreement between ACM and the Existing Regulated Fund.

AIM is organized as a limited liability company under the laws of the state of Delaware and is registered with the Commission pursuant to Section 203 of the Advisers Act. AIM serves as the investment adviser to each of the Existing Affiliated Funds pursuant to the terms of an investment management agreement with or the operating documents of each Existing Affiliated Fund.

C.        The Existing Affiliated Funds and Existing GPs

Each of the Existing Affiliated Funds offers its securities in private placements exempt from registration under the Securities Act. Each of the Existing Affiliated Funds is either (i) not an investment company as defined in Section 3(a)(1) of the Act, or (ii) exempt from registration under the Act in reliance on either Section 3(c)(1) or Section 3(c)(7) of the Act. The Existing Affiliated Funds invest in a variety of issuers and types of instruments related to the digital asset economy, including cryptocurrency and various tokenized interests. Each Existing GP manages a particular Existing Affiliated Fund.

D.        Arca Insurance Company Limited

 The Insurance Company was formed as an exempted company limited by shares under the laws of Bermuda, and has applied to the Bermuda Monetary Authority to be registered as a Class 1 insurer under the Insurance Act 1978 of Bermuda. A body corporate is registrable as a Class 1 insurer where that body corporate (a) is wholly owned by one person and intends to carry on insurance business consisting only of insuring the risks of that person or (b) is an affiliate of a group and intends to carry on insurance business consisting only of insuring the risks of any other affiliates of that group or of its own shareholders.

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and Rule 17d-1 thereunder to permit the Applicants to participate in a Joint Insurance Program offered by the Insurance Company, subject to the terms and Conditions set forth below.

The Applicants seek relief to participate in such Joint Insurance Program because of the unique nature of the risk presented by the Applicants’ operations on and investment in blockchain enabled technologies and other digital assets or issuers with exposure to the digital economy. The Joint Insurance Program would otherwise be prohibited by Section 17(d) of the Act and Rule 17d-1 thereunder without an exemptive order from the Commission. This Application seeks relief in order to (i) enable Praesidium Partners, Arca Labs, the Affiliated Funds, the Arca GPs, and the Arca Advisers (collectively, the “Insureds”) and the Regulated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to obtain insurance for the unique risks presented by their manner of issuance or type of investments and (ii) enable the Insureds to obtain such insurance coverage at more economical premiums than those available in the commercial insurance markets.

A.	Overview

It is anticipated that, under the terms of its license from the Bermuda Monetary Authority, the Insurance Company, acting as a primary insurer, will be able to offer the Insureds up to $2 million of D&O/E&O liability insurance. Under Bermuda law, the Insurance Company must have minimum paid up share capital of at least $120,000 which will be obtained from Arca Labs.

At the outset, the Insurance Company intends to write policies covering side B and side C exposures for the Insureds , effectively ensuring that funding is available for D&O/E&O losses where such Insureds would be expected to indemnify their directors, employees or officers, or individuals holding similar roles. The Insurance Company will be able to utilize program structures such as quota share programs and ventilated programs, in which the Insurance Company will participate in insured risk with commercial insurance carriers in a Joint Insurance Program.

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B.	Applicable Law

1.	Section 17(d)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.[5]

2.        Rule 17d-1

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d). Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.[6] The Court of Appeals for the Second Circuit has emunciated a like rationale for the purpose behind Section 17(d): “The objective

[5] See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

[6] See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

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of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”[7]

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) was designed to prevent would be addressed and the standards for an order under Rule 17d-1 would be met.

C.	Need for Relief

The Applicants believe that the Joint Insurance Program would be prohibited by Rule 17d-1 and Section 17(d) without a prior exemptive order of the Commission to the extent that the Insureds participating in such transactions fall within the category of persons described by Rule 17d-1 and Section 17(d), as applicable, vis-à-vis each participating Regulated Fund.

Each of the Insureds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) each of the Arca Advisers, the Arca GPs and Arca Labs is or will be directly or indirectly wholly owned by Praesidium Partners; (ii) an Arca Adviser and an Arca GP manages and may be deemed to control each of the Existing Affiliated Funds, (iii) an Arca Adviser manages and may be deemed to control the Existing Regulated Fund, and (iv) an Arca Adviser and/or an Arca GP will manage and may be deemed to control any Future Affiliated Fund or Future Regulated Fund. Section 17(d) applies to any investment adviser to a closed-end fund. Thus, an Arca Adviser and any Regulated Funds or Affiliated Funds that it or other Arca Advisers advise could be deemed to be persons related to Regulated Funds in a manner described by Section 17(d) and therefore prohibited by Section 17(d) and Rule 17d-1 from participating in the Joint Insurance Program.

In addition, because the Proprietary Accounts (if any) will be directly or indirectly controlled by an Arca Adviser or its affiliates, and, therefore, may be Section 17(d) affiliates of the Existing Regulated Fund and any Future Regulated Funds, the Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 17(d) and also prohibited from participating in the Joint Insurance Program.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1, the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Regulated Funds to participate in the Joint Insurance Program described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which a Regulated Fund participates in the Joint Insurance Program will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that the terms of the Joint Insurance program will be reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Arca Advisers.

A.        Potential Benefits

In the absence of the relief sought hereby, in many circumstances, the Regulated Funds would be limited in their ability to participate in attractively priced, stable and reliable D&O/E&O liability insurance coverage at reasonable rates, because participants in the commercial insurance market do not fully appreciate or understand the underwriting risk presented by participants in the digital asset economy. The commercial insurance market has

[7] Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

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historically been cyclical in nature, subject to radical changes in the availability, type and costs of insurance coverage. In contrast, the Insurance Company should be a dependable insurance provider in which the Registered Funds can participate, and that will be dedicated to offering insurance meeting regulatory requirements and tailored to the needs of participants in the digital asset economy at premiums that reflect actual industry experience. Any such savings in lower annual premiums will directly benefit the Regulated Funds and their shareholders.

The Applicants believe that participation by the Regulated Fund in the Joint Insurance Program will be on the same basis as, and no less advantageous than, that of other participants. Each of the Applicants will obtain insurance from the Insurance Company and make its premium payment on the same basis as every other Applicant. In each case, an Applicant’s application will be independently evaluated by the Insurance Company's insurance underwriter. That insurance underwriter, on the basis of information in the application, will determine whether to accept an Applicant and will set the initial annual premium for the desired insurance coverage. The Insurance Company initially expects to offer essentially the same form of D&O/E&O liability policy to every Applicant, subject to risk distinctions that the insurance underwriter may make applicable uniformly to certain types of Applicants. Premiums will be determined by the Insurance Company's insurance underwriter on the basis of its risk evaluations in accordance with the current standards applicable to the commercial insurance industry and taking into account the Insurance Company’s industry experience in the digital asset economy..

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Joint Insurance Program will be operated in a manner consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) the terms and provisions of any joint fidelity bond will be consistent with the provisions of Rule 17g-1(j); and (ii) the Insurance Company will require, as a condition to the issuance of a joint D&O/E&O insurance policy including a Regulated Fund, that the Board of the Regulated Fund, including a majority of its Independent Trustees, determine no less frequently than annually that the standards described in paragraphs (i) and (ii) of Rule 17d-1(d)(7) have been satisfied.

Applicants believe that participation by the Regulated Funds in the Joint Insurance Program, is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. Applicants also believe that the participation by the Regulated Funds in the Joint Insurance Program is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in a Joint Insurance Program does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) and Rule 17d-1 under the Act. As a result, Applicants believe that the participation of the Regulated Funds in the Joint Insurance Program in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.        With respect to any joint fidelity bonds to be written and issued by the Insurance Company, the Insurance Company will abide by the provisions of Rule 17g-1(j), insofar as it requires that the terms and provisions of the bonds will comply with the provisions of Rule 17g-1. The Insurance Company will require a representation from the Applicants that are insured parties to a joint fidelity bond that they will enter into the agreement referred to in Rule 17g-1(f).

2. With respect to each D&O/E&O liability insurance policy purchased by a Regulated Fund in a joint arrangement with one or more other Applicants, the Insurance Company will require as a condition to the issuance of such a policy a representation by each Regulated Fund purchasing such a policy from the Insurance Company that

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such Regulated Fund’s Board, including a majority of the Independent Trustees, will determine no less frequently than annually that the standards described in paragraphs (i) and (ii) of Rule 17d-1(d)(7) have been satisfied.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Phil Liu, Esq.
Deborah Djeu, Esq.
Arca Capital Management, LLC
4551 Glencoe Avenue
Marina Del Rey, CA 90292

Jerald David

Arca U.S. Treasury Fund
4551 Glencoe Avenue

Marina Del Rey, CA 90292

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Kelley A. Howes, Esq.
Morrison & Foerster LLP
370 17th Street, Suite 4200
Denver, CO 80202
Tel: 303-592-2237
khowes@mofo.com

B.	Authorization

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulatory Fund pursuant to resolutions duly adopted by the Board on August 16, 2022. In accordance with Rule 0-2(c) under the Act, each person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A, and Exhibit B.

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All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 28th day of October, 2022.

ARCA u.s. TREASURY fUND

By: /s/ Phil Liu
Name: Phil Liu
Title: Chairman

ARCA CAPITAL MANAGEMENT, LLC

By: /s/ Phil Liu
Name: Phil Liu
Title: Chief Legal Officer

ARCA INVESTMENT MANAGEMENT, LLC

By: /s/ Phil Liu
Name: Phil Liu
Title: Chief Legal Officer

ARCA INSURANCE COMPANY LIMITED

By: /s/ Vance Sanders
Name: Vance Sanders
Title: Chief Financial Officer

ARCA LABS, LLC

By: /s/ Jerald David
Name: Jerald David
Title: Authorized Signer

PRAESIDIUM PARTNERS, INC.

By: /s/ Vance Sanders
Name: Vance Sanders
Title: Authorized Signer

ARCA ENDEAVOR FUND LP

By: Arca Endeavor Fund GP, LLC, its general partner

By: /s/ Phil Liu
Name: Phil Liu
Title: Authorized Signer
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ARCA NFT FUND LP

By: Arca NFT Fund GP, LLC, its general partner

By: /s/ Phil Liu
Name: Phil Liu
Title: Authorized Signer

ARCA NFT INTERNATIONAL FUND, LTD.

By: /s/ Phil Liu
Name: Phil Liu
Title: Authorized Signer

ARCA DIGITAL ASSETS FUND LP

By: Arca Digital Assets Fund GP, LLC

its general partner

By: /s/ Phil Liu
Name: Phil Liu
Title: Authorized Signer

ARCA DIGITAL ASSETS FUND INTERNATIONAL, LTD.

By: /s/ Phil Liu
Name: Phil Liu
Title: Authorized Signer

ARCA ACCREDITED INVESTOR BITCOIN TRUST

By: /s/ Phil Liu
Name: Phil Liu
Title: Authorized Signer

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 SCHEDULE A

Existing Affiliated Funds:

ARCA ENDEAVOR FUND LP

ARCA NFT FUND LP

ARCA NFT INTERNATIONAL FUND, LTD.

ARCA DIGITAL ASSETS FUND LP

ARCA DIGITAL ASSETS INTERNATIONAL, LTD.

ARCA ACCREDITED INVESTORS BITCOIN TRUST

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SCHEDULE B

Existing General Partners:

Arca Endeavor Fund GP, LLC
Arca NFT Fund GP, LLC
Arca Digital Assets Fund GP, LLC

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EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the attached Application, dated October 28, 2022 for and on behalf of each entity listed below, that he is the Chief Legal Officer of each entity below, and that all actions by stockholders, officers, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

ARCA CAPITAL MANAGEMENT, LLC

ARCA INVESTMENT MANAGEMENT, LLC

By: /s/ Phil Liu

Name: Phil Liu

Title: Chief Legal Officer

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  VERIFICATION

The undersigned states that he has duly executed the attached Application, dated October 28, 2022 for and on behalf of Praesidium Partners, that he is an Authorized Signer for Praesidium Partners, and that all actions by stockholders, officers, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

PRAESIDIUM PARTNERS, INC.

By: /s/ Vance Sanders

Name: Vance Sanders

Title: Authorized Signer

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VERIFICATION

The undersigned states that he has duly executed the attached Application, dated October 28, 2022 for and on behalf of Arca U.S. Treasury Fund, that he is the Chairman of the Board of Arca U.S. Treasury Fund, and that all actions by stockholders, officers, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

ARCA U.S. TREASURY FUND

By: /s/ Phil Liu

Name: Phil Liu

Title: Chairman

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VERIFICATION

The undersigned states that he has duly executed the attached Application, dated October 28, 2022 for and on behalf of each entity listed below, that he is an authorized signer of each entity or the general partner of each entity below, and that all actions by stockholders, officers, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

ARCA ENDEAVOR FUND LP

ARCA NFT FUND LP

ARCA NFT INTERNATIONAL FUND, LTD.

ARCA DIGITAL ASSET FUND LP

ARCA DIGITAL ASSET INTERNATIONAL FUND, LTD.

ARCA ACCREDITED INVESTOR BITCOIN TRUST

By: /s/ Phil Liu

Name: Phil Liu

Title Authorized Signer

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VERIFICATION

The undersigned states that he has duly executed the attached Application, dated October 28, 2022 for and on behalf of each entity listed below, that he is an authorized signer of each entity or the general partner of each entity below, and that all actions by stockholders, officers, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

ARCA LABS, LLC

By: /s/ Jerald David

Name: Jerald David

Title Authorized Signer

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VERIFICATION

The undersigned states that he has duly executed the attached Application, dated October 28, 2022 for and on behalf of Arca Insurance Company, LLC, that he is the Chief Financial Officer of Arca Insurance Company Limited and Arca Labs, LLC, and that all actions by stockholders, officers, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

ARCA INSURANCE COMPANY LIMITED

By: /s/ Vance Sanders

Name: Vance Sanders

Title: Chief Financial Officer

19

EXHIBIT B

Resolutions of the Board of Trustees of Arca U.S. Treasury Fund (the “Company”)

WHEREAS, the Trustees have reviewed the Company’s Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the SEC pursuant to Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder to permit certain joint transactions otherwise prohibited by Section 17(d) and Rule 17d-l thereunder; and

WHEREAS, the Trustees deem it advisable and in the best interest of the Company that the Company file the Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, by the Board of Trustees, including all of the Independent Trustees, that the authorized officers of the Company (collectively, the “Authorized Officers” and each, an “Authorized Officer”), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted on August 16, 2022)